RosBusinessConsulting

RBC

SUPPL

RBC launches new project RBC.Credit

Moscow, August 3, 2006. – Russian information agency RosBusinessConsulting, a subsidiary of OAO RBC Information Systems (**RTS, MICEX: RBCI**), has introduced RBC.Credit, a new online resource at www.credit.rbc.ru.

The main aim of the project is to provide RBC's readership with comprehensive information about the private loan market. Visitors to the RBC.Credit website will enjoy access to a constantly updated database with loan offers from banks and trade organizations selling their products on credit. The new web resource will contain information on various mortgage, consumer and car loans, the latest news from banks, as well as offer various useful tools. The answers to questions like how to avoid a mistake when choosing a loan, how to build up a healthy relationship with the bank and how not to ruin your credit history can also be found on the newly established Internet resource.

"The private loan market has been seeing rapid growth in Russia recently," Deputy General Director of RIA RosBusinessConsulting Vyacheslav Masenkov said. "Good quality and constantly updated information about mortgage lending, car loans and consumer loans are in high demand by potential borrowers."

The target audience of the new web resource includes consumers seeking to obtain various kinds of loans (to buy real estate, cars, home and other appliances, or pay for various services). Posting information in the form of ad banners and classifieds in a database with loan offers on RBC.Credit will become a new way of promoting goods and services among potential buyers. According to experts, this resource will be of interest to both borrowers and loan market professionals.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

06015966

PROCESSED
AUG 14 2006
THOMSON
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2006 AUG 14 P 1:17
OFFICE OF INTERNATIONAL
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RosBusinessConsulting

RBC

RBC files copyright infringement lawsuit against Vedomosti seeking $10.7m compensation

Moscow, August 2, 2006 – ZAO RosBusinessConsulting, a wholly owned news agency of OAO RBC Information Systems (**RTS, MICEX: RBCI**), approached the Moscow Arbitration Court with a lawsuit against ZAO Business News Media, the publisher and founder of the Vedomosti newspaper. Preliminary hearings were scheduled for August 8, 2006. The lawsuit was initiated by the company's lawyers in response to illegal broadcasting, distribution and interpreting of information from RBC's fee-based news lines in the period from 2002 to 2005.

A total of 130 cases of unauthorized usage of information were revealed, of which 50 served as a subject of the lawsuit. Taking into consideration the long period and the seriousness of the violation of RBC's copyrights, the company considers RUR286.11m (approx. $10.7m) a reasonable compensation.

"We have always stuck to the principles of cooperation, kindness and respect in our relations with colleagues, i.e. other mass media sources. The company is quite liberal towards other mass media that are using free information from RBC's web site, since we all are in the same information environment. Moreover, we have always considered republication with reference to the source as an efficient instrument for mutual promotion. Having examined Vedomosti articles, our lawyers discovered numerous cases of unauthorized usage of RBC's intellectual property. These violations along with the hypocritical position of the Vedomosti newspaper urged us to initiate the lawsuit," RBC General Director Yury Rovensky said.

Investor contact: Natalia Makeeva
Tel.: +7 (495) 363-1111 (ext.1369), E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru